

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

<u>Via E-mail</u>
Mr. Donald G. Basile
Chief Executive Officer
Violin Memory, Inc.
685 Clyde Ave.
Mountain View, CA 94043

   **Re: Violin Memory, Inc.**
      **Amendment No. 5 to**
      **Confidential Draft Registration Statement on Form S-1**
      **Submitted February 19, 2013**
      **CIK No. 1407190**

Dear Mr. Basile:

  We have reviewed your amended confidential draft registration statement and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our comment letter dated December 20, 2012.

  Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. On February 14, 2013, you filed an amended Form D disclosing additional sales of unregistered securities in a series of private placement transactions. Subsequent to this filing, there were press reports and blog postings describing this filing and referring to an unnamed investor who disclosed that these funds would be used to fund operations until your initial public offering targeted for early May and represented an implied enterprise value of $850 million. See, e.g., http://allthingsd.com/20130214/violin-memory-is-raising-more-money-ahead-of-planned-may-ipo/. In a letter dated October 31, 2012, you outlined the preventative measures that Violin Memory had taken to address its obligations under the Securities Act following a Bloomberg news article dated October

17, 2012, in which two anonymous sources provided a valuation of the company. Please explain to us when you learned about the most recent article and the measures taken in response to yet another article in the press.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation

Stock-Based Compensation Expense, page 60

2.  We note your response to prior comment 3, as well your responses to prior comments 5 and 6 from our letter dated November 20, 2012. It appears to the Staff that you have not provided a compelling argument for relying on the results of the reverse option pricing method ("OPM") in determining the fair value of your common stock rather than considering the observable market prices of the secondary common stock sales. As a result, we believe that you should apply an appropriate weighting to the observable market prices of the secondary common stock sales in determining the fair value of your common stock. Please advise.

3.  Please clarify how the pertinent terms and conditions of your preferred stock support the differences between the market prices of your preferred stock and the fair value of your common stock derived from the reverse OPM. In this regard, please specify the features of the preferred stock that differ from that of your common stock and how these differences resulted in such a significant difference between the sales price of your preferred stock and the fair value of your common stock as determined by a valuation.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc:    <u>Via E-mail</u>
        James Masetti, Esq.
        Pillsbury Winthrop Shaw Pittman LLP